Filed pursuant to Rule 433
Registration No. 333-258961
November 1, 2021
PRICING TERM SHEET

Issuer:	Southwestern Electric Power Company
Expected Ratings*:	Baa2 (Stable) by Moody’s Investors Service, Inc. A- (Negative) by S&P Global Ratings, a division of S&P Global Inc. BBB+ (Stable) by Fitch Ratings, Inc.
Designation:	Senior Notes, Series O, due 2051
Principal Amount:	$650,000,000
Maturity:	November 1, 2051
Coupon:	3.25%
Interest Payment Dates:	May 1 and November 1
First Interest Payment Date:	May 1, 2022
Treasury Benchmark:	2.375% due May 15, 2051
Treasury Yield:	1.969%
Reoffer Spread:	T+130 basis points
Yield to Maturity:	3.269%
Price to Public:	99.639% of the principal amount thereof
Transaction Date:	November 1, 2021
Settlement Date:	November 3, 2021 (T+2)
Redemption Terms:
Make-whole call:	Prior to May 1, 2051 at a discount rate of the Treasury Rate plus 20 basis points
Par call:	On or after May 1, 2051 at par
Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	845437 BT8/US845437BT80
Joint Book-Running Managers:	Barclays Capital Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Scotia Capital (USA) Inc. Credit Agricole Securities (USA) Inc. Mizuho Securities USA LLC

Co-Managers:	CastleOak Securities, L.P. Siebert Williams Shank & Co., LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Barclays Capital Inc. toll-free at (888) 603-5847, Goldman Sachs & Co. LLC toll-free at (866) 471-2526, J.P. Morgan Securities LLC collect at (212) 834-4533 or Scotia Capital (USA) Inc. toll-free at (800) 372-3930.